EXHIBIT 14

TRIAN FUND MANAGEMENT, L.P.                          TRIARC COMPANIES, INC.
 280 Park Avenue, 41st Fl.                          280 Park Avenue, 41st Fl.
   New York, NY 10017                                 New York, NY 10017

July 30, 2007

Mr. James V. Pickett
Chairman of the Board
Wendy's International, Inc.
4288 West Dublin-Granville Road
Dublin, Ohio 43017-0256

Dear Jim:

I am writing to you again in my capacities as Chief Executive Officer of Trian Fund Management, L.P. and Chairman of Triarc Companies, Inc.

As you undoubtedly know, we have attempted to reach agreement with the Special Committee on the terms of a confidentiality agreement. The confidentiality agreement originally proposed by the Special Committee on June 22, 2007 contained several clauses that we objected to because we believed they were not consistent with market practice. We also expressed our concerns that the Special Committee's desire to offer staple financing as part of its sale process and the provisions of the confidentiality agreement relating to the staple financing do not give Triarc the necessary flexibility to improve upon the terms of the staple financing and thereby allow a synergistic buyer such as Triarc to maximize the consideration it could offer to Wendy's shareholders. Despite Triarc's repeated efforts to compromise over the last month, the Special Committee and Triarc have not been able to reach agreement on several significant provisions of the confidentiality agreement.

We believe that Triarc is a natural, strategic buyer for the company and should be encouraged to participate in the sale process the Special Committee is conducting. You should be aware that Triarc presently anticipates that it would be prepared to offer consideration in the range of $37.00 to $41.00 per share to Wendy's shareholders. This represents a premium of 10% to 22% over last Friday's closing price for Wendy's stock and a premium of 15% to 28% over the closing price of Wendy's stock on April 24, 2007, the day before the company announced the formation of the Special Committee. Our indication of value is subject to the completion of satisfactory due diligence, the negotiation of a definitive transaction agreement, clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Wendy's board and shareholder approval, among other customary conditions. Depending on the results of its due diligence, Triarc may be prepared to increase its valuation. We will send to you under separate cover a form of confidentiality agreement that we are prepared to execute immediately. If the Special Committee recognizes the value to Wendy's shareholders of Triarc's proposed valuation and would like to invite Triarc to participate in the sale process, we suggest that the Special Committee execute that form of confidentiality agreement by no later than 5:00 p.m. on August

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1, 2007. If we do not receive a favorable response by then, we will wish the
Special Committee well in its effort to conduct an auction that will generate the best transaction for all Wendy's shareholders. We will, however, continue to review and evaluate our alternatives with respect to Wendy's and will continue to contact and discuss with other shareholders our views regarding Wendy's, the conduct of the Special Committee and possible strategies to maximize shareholder value.

I look forward to your response.

Sincerely,

/s/ Nelson Peltz
----------------
Nelson Peltz